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                                                      --------------------------
                                                             OMB APPROVAL
                                                          OMB No. 3235-0145
                                                      Expires September 30, 1988
                                                      --------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO._______)*

                        Morrison's Fresh Cooking, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    618414104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [XX]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 6 pages
                                        --

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-----------------------------                           -----------------------
CUSIP NO. 618414104                    13G                    PAGE 2 OF 6 PAGES
         ------------------                                        --   --
-----------------------------                           -----------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         WESTPORT ASSET MANAGEMENT INC.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY



--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    CONNECTICUT

--------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

         NUMBER OF                        750
          SHARES           -----------------------------------------------------
       BENEFICIALLY        6     SHARED VOTING POWER
         OWNED BY                   1,129,263
           EACH            -----------------------------------------------------
         REPORTING         7     SOLE DISPOSITIVE POWER
          PERSON
           WITH                           750
                           -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                     1,129,263
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,130,013

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         12.56%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                 IA
--------------------------------------------------------------------------------
                           *SEE INSTRUCTION BEFORE FILLING OUT!

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                                Page 3 of 6 pages


Item 1 (a)                      Name of Issuer:
----------                      ---------------
                                        Morrison's Fresh Cooking, Inc.

Item 1 (b):                     Address of Issuer's Principal Executive Offices:
-----------                     ------------------------------------------------
                                        4893 Riverdale Road, Suite 260
                                        Atlanta, GA  30337

Item 2 (a):                     Name of Person Filing:
----------                      ----------------------
                                Westport Asset Management, Inc.

Item 2 (b):                     Address of Principal Business Office:
-----------                     -------------------------------------
                                253 Riverside Avenue
                                Westport, CT  06880

Item 2(c):                      Citizenship:
----------                      ------------
                                Connecticut

Item 2(d):                      Title of Class of Securities:
----------                      -----------------------------
                                Common Stock

Item 2 (e):                     CUSIP Number:
-----------                     --------------
                                        618414104

Item 3.                    If this stated is filed pursuant to Rules
-------                    -----------------------------------------
                                13d-1(b), or 13d-2(b), check whether the person filing is a:

                                (a) (  )  Broker or Dealer registered under
                                          Section 15 of the Act

                                (b) (  )  Bank as defined in Section 3(b)(6)
                                          of the Act

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                                Page 4 of 6 pages

                                (c) (  )  Insurance Company as defined in
                                          Section 3(a) (19) of the Act

                                (d) (  )  Investment Company registered
                                          under Section 8 of the Investment
                                          Company Act

                                (e)  (X ) Investment Adviser registered
                                          under Section 203 of the Investment
                                          Advisors Act of 1940

                                (f)  (  ) Employee Benefit Plan, Pension
                                          Fund which is subject to the
                                          Provisions of the Employee Retire-
                                          ment Income Security Act of 1974
                                          or Endowment Fund; see
                                          'SS'240.13d-1 (b)(1)(ii)(F)

                                (g)  (  ) Parent Holding Company, in accor-
                                          dance with 'SS'240.13d-1(b)(ii)(G)
                                          (Note:  See Item 7)

                                (h)  (  ) Group in accordance with 'SS'240.13d-1
                                          (b)(1)(ii)(H)

Item 4.                         Ownership.
------                          ----------
                                (a)   Amount Beneficially owned: 1,130,013
                                      shares

                                (b)   Percent of Class:  12.56%

                                (c) Number of shares as to which such person has:

                                      (i)   sole power to vote or to direct the
                                            vote:  750

                                      (ii)  shared power to vote or to direct
                                            the vote:  1,129,263

                                      (iii) sole power to dispose or to direct
                                            the disposition of:  750

                                      (iv)  shared power to dispose or to direct
                                            the disposition of:  1,129,263

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                                Page 5 of 6 pages

Item 5.                         Ownership of Five Percent or Less of a Class
-------                         ---------------------------------------------
                                         If this statement is being filed to
                                report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6.                         Ownership of More than Five Percent on Behalf of
------                          ------------------------------------------------
                                Another Person:
                                ---------------
                                A portion of the shares of Common Stock of the Issuer reported hereby, amounting in the aggregate to 12.54% of such shares outstanding, are held in certain discretionary managed accounts of Westport Asset Management, Inc. (the "Reporting Person"). The remaining shares of Common Stock of the Issuer reported hereby, amounting to 0.02% of such shares outstanding are beneficially owned by officers and stockholders of the Reporting Person. The Reporting Person disclaims beneficial ownership of such shares beneficially owned by such persons and disclaims the existence of a group.



Item 7.                         Identification and Classification of the
------- Subsidiary Which acquired the Security Being Reported on By the Parent Holding Company.
                                ------------------------------------------------
                                        N/A



Item 8.                         Identification and Classification of Members of
-------                         the Group.
                                ------------------------------------------------
                                        N/A

Item 9.                         Notice of Dissolution of Group.
------                          -------------------------------
                                        N/A



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                                Page 6 of 6 pages


Item 10.                        Certification
-------                         -------------
                                       By signing below, I certify that, to the
                                best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                            Disclaimer
                                            ----------
                                      The undersigned expressly declares that
                                the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

                                      Signature. After reasonable inquiry and to
                                the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date  February 13, 1997


                                                 Westport Asset Management, Inc.

                                                 By   /s/ Andrew J. Knuth
                                                      Andrew J. Knuth, Chairman




                           STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'